Exhibit 12.1

Sonic Solutions

Computation of Ratio of Combined Fixed Charges and Preference Dividends to Earnings

(in thousands, except ratio data)

(Unaudited)

	Fiscal Year Ended March 31,					6 Mos. 9/30/2003
	1999	2000	2001	2002	2003
Income (loss) before income taxes	(1,859)	(5,791)	(5,855)	(4,016)	2,737	4,286
Add: fixed charges	669	638	569	418	533	335

Adjusted earnings	(1,190)	(5,153)	(5,286)	(3,598)	3,270	4,621

Fixed charges
Interest expense on indebtedness	352	320	232	2	0	0
Interest expense on portion of rent	317	318	337	416	533	335

Total fixed charges	669	638	569	418	533	335

Preferred dividends	53	49	20	128	92	—

Deficiency of earnings available to cover fixed charges and preference dividends	(1,912)	(5,840)	(5,875)	(4,144)	—	—

Ratio of combined fixed charges and preference dividends to earnings	N/A (1)	N/A (1)	N/A (1)	N/A (1)	5.2x	13.8x

(1)	Our earnings were insufficient to cover combined fixed charges and preference dividends for the fiscal years ended March 31, 1999, 2000, 2001 and 2002.

For the purpose of calculating the ratio of combined fixed charges and preference dividends to earnings, earnings are defined as consolidated income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest of all indebtedness plus the estimated interest portion of rental expense.